Exhibit 99.1

Tiziana Life Sciences Doses First Patient in Phase 2a Trial of Intranasal Foralumab for Multiple System Atrophy

BOSTON, MA, August 14, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced that the first participant has been enrolled and dosed in its Phase 2a clinical trial evaluating intranasal foralumab in patients living with Multiple System Atrophy (MSA) at Brigham and Women’s Hospital in Boston, Massachusetts.

MSA is a rare, rapidly progressive neurodegenerative disorder affecting the body’s movement, balance, and autonomic functions. Classified as an orphan disease by the FDA, MSA affects an estimated 15,000–50,000 people in the United States. There are no FDA-approved treatments that alter its course, creating a critical need for new therapeutic strategies.

The six-month open-label study (ClinicalTrials.gov Identifier: NCT06868628) will assess the potential of foralumab to reduce harmful neuroinflammation by engaging the body’s regulatory T cells through a novel, non-systemic delivery approach. Participants will receive treatment over eight dosing cycles, with the goal of determining whether this approach can slow disease progression and improve quality of life.

“We are excited to begin dosing nasal foralumab in MSA patients,” Said Dr. Vikram Khurana, MD, PhD, Tracy T. Batchelor Endowed Chair in Neurology, and Division Chief of Movement Disorders and Director of the MSA Center of Excellence at Brigham and Women’s Hospital and Principal Investigator of the MSA trial, commented: “Every patient I meet with MSA faces a reality of mounting symptoms and few options. This trial represents an important opportunity to explore a treatment aimed directly at the immune processes that may drive the disease. The intranasal route allows us to reach the brain’s immune environment in a way that is both targeted and potentially more tolerable for patients.”

Ivor Elrifi, Chief Executive Officer of Tiziana Life Sciences, added: “Our mission is to bring forward therapies that tackle the root causes of neurodegeneration, not just the symptoms. Dosing our first patient in this MSA study marks an important milestone in that mission. We are hopeful that foralumab’s unique mechanism – modulating immune response through the nasal pathway – can open new doors in treating diseases where inflammation and degeneration are intertwined.”

The trial builds on Tiziana’s broader research into foralumab in neuroinflammatory and neurodegenerative diseases, where early studies have suggested benefits in stabilizing or improving function in conditions such as multiple sclerosis.

About Multiple System Atrophy

Multiple System Atrophy is a rare and debilitating disorder involving the progressive loss of nerve cells in several areas of the brain. Symptoms may include severe problems with movement, balance, bladder control, and blood pressure regulation. The disease progresses quickly, and most patients survive only 6–9 years after diagnosis. No treatments are currently approved to slow or halt its progression.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 10 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120
[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120